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Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations contact
Peter van den Oord
Chief Financial Officer
+31 (0)347353204
Poord@triple-p.nl
www.triple-p.nl

KEY HIGHLIGHTS SECOND QUARTER 2002

  •
  Triple P profitable in third quarter 2002 despite current market conditions;

  •
  Operating income in third quarter 2002 of EUR 0.2 million;

  •
  Gross margin increased to 18.3 percent;

  •
  Shareholder's equity increased to 16.6 percent of total assets;

  •
  Focus on vertical market approach.

November 8, 2002—Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP) announced today its results of operations for the third quarter of 2002.

Summary of results

        Triple P continued to experience a difficult market in the third quarter of 2002. Major expenditures on ICT infrastructure integration continue to be postponed by companies, causing pressure on Triple P's margins. Net revenues of Triple P in the third quarter of 2002 were EUR 21.8 million, a decrease of 6.8% compared to net revenues in the third quarter of 2001.

        Triple P recorded another profitable quarter. Operating income in the third quarter of 2002 was EUR 0.2 million including non-recurring operating expenses of EUR 0.2 million. Net income in the third quarter of 2002 was EUR 49,000.

Market focus strategy

        "Triple P will continue to improve its strategy to become an ICT infrastructure solution provider by continuing to focus on the development and marketing of ICT infrastructure solutions such as security, data storage and server based computing. Furthermore, Triple P will continue to focus on the delivery, implementation and management of ICT infrastructures. In the current market, investments primarily focus on reducing the costs of ICT infrastructure management. Triple P intends to use its significant ICT management experience to address this market need.

        "We decided to match the organisation more with the market", said Robert Pijselman, Chief Executive Officer of Triple P.

        "In order to be able to further improve our service offerings to our clients, as of January 1, 2003 we intend to merge our separate sales organisations into one sales organisation with a vertical market focus. Account management in these vertical markets will play an important role. In this way we believe we can add more value to our existing and new clients", explained Rijk van den Bunt, Board member of Triple P.

        "In order to continue profitability, cost control is one of our main focus areas. By taking timely measures, we continue to face the near future with confidence, despite current market conditions", said Peter van den Oord, Chief Financial Officer of Triple P.

Outlook for Fourth Quarter 2002

        For the remainder of 2002, management expects that the low level of demand for ICT infrastructure solutions will continue. In particular, ICT investments in new technology and related integration projects are expected to remain at their current low levels. In the near future, management believes that ICT investments will be focused on reducing the cost of ICT infrastructure management, an important piece of Triple P's service offerings. Based on current expectations, management believes that Triple P will record profit in the fourth quarter of 2002, although operating income in the fourth quarter of 2002 is projected to be lower than operating income in the same period of 2001.

Comparison of Results of Operations: Third Quarter 2002 with Third Quarter 2001

Net revenues

        Net revenues in the third quarter of 2002 were EUR 21.8 million, a decrease of EUR 1.6 million, or 6.8%, compared to net revenues of EUR 23.4 million in the third quarter of 2001. Systems revenues decreased by EUR 0.4 million and services revenues decreased by EUR 1.2 million. These decreases are due primarily to the current difficult market conditions that have led many companies, based on their own disappointing profits, to further postpone major investments in ICT infrastructure.

Gross margin

        Gross margin in the third quarter of 2002 was 18.3%, compared to 17.2% in the third quarter of 2001. Systems gross margin was 12.9% in the third quarter of 2002 compared to 13.4% in the third quarter of 2001. Systems gross margins decreased as a result of the continued pressure on margins due to weak demand. Services gross margin was 30,8% in the third quarter of 2002 compared to 24.8% in the third quarter of 2001. Services gross margins increased primarily as a result of a decrease in the number of temporary personnel (contractors). In the third quarter of 2002 the Company had 28 contractors compared to 65 in 2001.

Sales and marketing expense

        Sales and marketing expense remained largely unchanged in the third quarter of 2002 at EUR 2.5 million. In 2001 this expense was EUR 2.6 million. As a percentage of net revenues, sales and marketing expense increased from 11.1% to 11.6%.

General and administrative expense

        General and administrative expense in the third quarter of 2002 was EUR 1.3 million. In 2001 this expense was EUR 1.1 million. As a percentage of net revenues, general and administrative expense increased from 4.7% to 5.8% due primarily to the decrease in revenues experienced in 2002.

Operating income from continuing operations

        Operating income from continuing operations in the third quarter of 2002 was EUR 0.2 million, compared with EUR 0.3 million in the third quarter of 2001. This decrease in operating income was primarily due to an increase in operating expenses of EUR 0.1 million. The decrease in net revenues by EUR 1.6 million was almost completely offset by increased gross margins.

Other income (expense), net

        Other income (expense), net, in the third quarter of 2002 decreased from EUR 0.0 million in 2001 to EUR (0.2 million) in 2002 primarily due to higher interest expense as a result of higher debt in 2002 compared to 2001.

Income tax provision

        Due to the availability of net operating tax loss carry forwards ("TLCF's"), Triple P incurred no income tax expense in either the third quarter of 2001 or the third quarter of 2002. At December 31, 2001, the Company had TLCF's remaining of approximately EUR 20.0 million.

Discontinued operations

        The Supervisory Board decided in December 2001 to discontinue operations at Triple P N.V.'s Belgian subsidiary (Triple P Belgium N.V./S.A.) and in February 2002 sold the subsidiary to members of the subsidiary's management. The Company provided for the estimated loss on disposal of the discontinued Belgian operations an amount of EUR 0.6 million in the fourth quarter of 2001. The consolidated financial statements have been reclassified to reflect the Company's decision to account for the disposal of the Belgian subsidiary as discontinued operations. Accordingly, the assets and liabilities, net revenue, costs and expenses associated with the subsidiary have been treated as discontinued operations and have been excluded from the respective operating items in the accompanying consolidated balance sheet and statement of operations. In 2001, the Belgian subsidiary had total net revenues of EUR 8.0 million and operating losses of EUR 0.4 million. Triple P Belgium N.V./S.A. had 57 employees at December 31, 2001.

Net income

        Net income in the third quarter of 2002 was EUR 49,000, compared with net income in the third quarter of 2001 of EUR 0.4 million. Net income from continuing operations decreased by EUR 0.3 million and net income from discontinued operations decreased by EUR 0.1 million.

Balance sheet

        Shareholders' equity increased from EUR 3.5 million, or 12.5% of total assets, at December 31, 2001, to EUR 3.6 million, or 16.6% of total assets, at September 30, 2002. At September 30, 2002, Triple P's debt (short term debt minus cash and cash equivalents) was EUR 2.5 million and the available bank line of credit was approximately EUR 9 million.

Triple P is an exchange quoted company, incorporated in 1989 and seated in Vianen, The Netherlands. With a team of more than 400 people the company plans, delivers, builds and manages the ICT infrastructures of companies and governmental and other agencies with more than 2000 seats.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT-spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the Company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

— tables follow —

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands except per share amounts)

	December 31	September 30
	2001 EUR	2002 EUR	2002 US$*
		(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,010	—	—
Restricted cash	59	59	58
Accounts receivable	15,291	13,155	12,996
Inventories	3,916	4,007	3,959
Prepaid expenses and other current assets	3,336	1,807	1,785
Current assets of discontinued operations	1,860	—	—

Total current assets	25,472	19,028	18,798
NON-CURRENT ASSETS:
Property and equipment, at cost	4,603	5,090	5,028
Less: accumulated depreciation and amortization	2,365	2,302	2,274

Net property and equipment	2,238	2,788	2,754
Non-current assets of discontinued operations	165	—	—

Total non-current assets	2,403	2,788	2,754

Total assets	27,875	21,816	21,552

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	—	2,480	2,450
Short-term part of long-term liabilities	485	507	501
Accounts payable	7,835	6,081	6,007
Accrued liabilities	7,147	4,133	4,083
Customer deposits	1,369	109	108
Deferred revenue	4,084	4,317	4,265
Current liabilities of discontinued operations	1,643	—	—

Total current liabilities	22,563	17,627	17,414
LONG-TERM LIABILITIES:
Pension obligations	190	66	65
Reserve for anticipated loss on disposition of discontinued operations	628	—	—
Other long-term liabilities	1,002	505	499

Total long-term liabilities	1,820	571	564

Total liabilities	24,383	18,198	17,978
SHAREHOLDERS' EQUITY:
Common Shares, EUR 0.04 and EUR 0.04, respectively
Authorized—43,750,000 and 43,750,000 shares, respectively
Outstanding—30,469,345 and 30,469,345 shares, respectively	1,219	1,219	1,204
Additional paid-in capital	53,293	53,293	52,648
Accumulated deficit	(50,906)	(50,780)	(50,165)
Cumulative translation adjustment	(114)	(114)	(113)

Total shareholders' equity	3,492	3,618	3,574

Total liabilities and shareholders' equity	27,875	21,816	21,552

*
The US dollar amounts as of September 30, 2002 are translated solely for convenience at the prevailing Noon Buying Rate on September 30, 2002 of EUR 1.0122 to US $1.00.

TRIPLE P N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three months ended September 30 (unaudited)			Six months ended September 30 (unaudited)
	2001 EUR	2002 EUR	2002 US$*	2001 EUR	2002 EUR	2002 US$*
Net revenues	23,389	21,807	21,543	76,272	68,813	67,980
Cost of revenues	19,365	17,806	17,591	62,501	56,534	55,850

Gross profit	4,024	4,001	3,952	13,771	12,279	12,130
Sales and marketing expense	2,606	2,532	2,501	7,410	7,373	7,283
General and administrative expense	1,054	1,255	1,240	3,291	3,798	3,752
Goodwill amortization	45	—	—	136	—	—

Total operating expenses	3,705	3,787	3,741	10,837	11,171	11,035
Operating income from continuing operations	319	214	211	2,934	1,108	1,095
Interest income	32	—	—	180	1	1
Interest expense	(69)	(126)	(124)	(225)	(319)	(315)
Other, net	10	(39)	(39)	(65)	(92)	(91)

Total other income (expense), net	(27)	(165)	(163)	(110)	(410)	(405)
Net income from continuing operations	292	49	48	2,824	698	690
Profit (loss) from discontinued operations	92	—	—	(225)	—	—

Profit (loss) from discontinued operations	92	—	—	(225)	—	—

Net income	384	49	48	2,599	698	690

Preferred stock dividend	82	—	—	572	—	—
Preferred stock withdrawal premium	—	—	—	454	—	—

Net Income available to common shareholders	302	49	48	1,573	698	690

Net Income per share:
Basic	0.01	0.00	0.00	0.05	0.02	0.02
Diluted	0.01	0.00	0.00	0.05	0.02	0.02
Weighted average shares outstanding:
Basic	30,469	30,469	30,469	30,469	30,469	30,469
Diluted	30,469	30,469	30,469	30,469	30,469	30,469

*
The US dollar amounts as of September 30, 2002 are translated solely for convenience at the prevailing Noon Buying Rate on September 30, 2002 of EUR 1.0122 to US $1.00.

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TRIPLE P N.V. CONSOLIDATED BALANCE SHEETS (in thousands except per share amounts)
TRIPLE P N.V. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)